aB 9/2

15027661

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OCIISN NON-PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hildreth 617-314-0226
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington Street Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED SEP 02 2015 11 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GWB

OATH OR AFFIRMATION

I, Michael Hildreth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP / CFO / CCO

Title

Notary Public

LILLIAN M MANNI[illegible]
Notary Public
COMMONWEALTH OF MASSACHU[illegible]
My Commission Expires
December 12, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORS & CABOT, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Cash	$ 589,486
Securities Owned - At Market Value	1,543,237
Receivables:	
Brokers and Dealers	417,392
Employees	120,722
Secured Demand Notes Receivable	9,300,000
Property and Equipment, Net of Accumulated Depreciation and Amortization of $1,099,874	480,368
Deferred Income Tax Credit	3,655,072
Prepaid Expenses and Other Assets	822,491
	$ 16,928,768

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:	
Securities Sold, But Not Yet Purchased - At Market Value	$ 27,062
Accrued Commissions	1,713,454
Deferred Revenue	600,000
Payable to Clearing Organizations	7,836,778
Accounts Payable and Accrued Expenses	356,229
	10,533,523
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	9,600,000
STOCKHOLDERS' DEFICIT:	
Common Stock:	
Class A (Voting), No Par Value, 12,500 Shares Authorized, Issued and Outstanding; Class B (Non-Voting), No Par Value, 25,000 Shares Authorized, 15,250 Shares Issued and Outstanding	400,200
Additional Paid-In Capital	10,784,851
Accumulated Deficit	(14,389,806)
	(3,204,755)
	$ 16,928,768

See Notes to Financial Statements